Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

For Savvis, Inc.

Analysts and Investors

Greg Freiberg

314-628-7433

greg.freiberg@savvis.com

Media

Justin Lopinot

314-628-7053

justin.lopinot@savvis.com

Savvis Announces Postponement of 2011 Annual Meeting

May 12 Stockholder Meeting Postponed Due to Merger Agreement

ST. LOUIS, May 3, 2011 /PRNewswire via COMTEX/ —

Savvis, Inc. (NASDAQ: SVVS), announced that it is postponing its annual meeting due to its merger agreement with CenturyLink, Inc (NYSE: CTL). The meeting had been scheduled for May 12 at Savvis’ corporate headquarters in Town & Country, MO.

Savvis announced on April 27, 2011 it had signed a merger agreement with CenturyLink. The merger requires Savvis stockholder approval.

The annual meeting was postponed to provide stockholders adequate information and time to review the proposed merger. Savvis’ Board of Directors established a new record date of July 29, 2011, and new date for the annual meeting of September 15, 2011. At a later date, Savvis will send a revised annual meeting notice and proxy statement to its stockholders.

About Savvis

Savvis (NASDAQ:SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including more than 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit www.savvis.com.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, accretion and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at 314-628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.